

February 28, 2024

Troy Anderson
Executive Vice President and Chief Financial Officer
Universal Technical Institute, Inc.
4225 East Windrose Drive, Suite 200
Phoenix, AZ 85032

      Re: Universal Technical Institute, Inc.
            Form 10-K for Fiscal Year Ended September 30, 2023
            Item 2.02 Form 8-K Dated November 15, 2023
            File No. 001-31923

Dear Troy Anderson:

      We have reviewed your filings and have the following comment(s).

      Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this letter, we may have additional comments.

Item 2.02 Form 8-K Dated November 15, 2023

Exhibit 99.2, page 7

1.   Please disclose a most directly comparable GAAP measure with equal or greater prominence, whenever you present a non-GAAP measure. Refer to Item 10(e)(1)(i)(A) of Regulation S-K.

Exhibit 99.1
Reconciliation of GAAP Financial Information to Non-GAAP Financial Information, page 13

2.   We note your reconciliations of adjusted EBITDA and adjusted net income include "start-up costs for new campus and program expansion" and the reconciliation of adjusted free cash flow includes "cash outflow for start-up costs for new campuses and program expansion" and "cash outflow for property and equipment for new campuses and program expansion." Since these appear to be normal, recurring, cash operating expenses, please tell us your consideration of Question 100.01 of our Non-GAAP Financial Measures Compliance and Disclosure Interpretations. This comment also applies to the Exhibit 99.2 of the Form 8-K dated November 15, 2023.

Troy Anderson
Universal Technical Institute, Inc.
February 28, 2024
Page 2

Reconciliation of Net Income to Adjusted Net Income, page 15

3. Please confirm and disclose, if true, that the net impact of adding back income tax expense (benefit) and then subtracting the adjusted income tax expense is commensurate with the current and deferred income tax expense of the non-GAAP adjustments. Otherwise, tell us how your calculation of the income tax effect complies with Question 102.11 of our Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

4. We note from your disclosure the "GAAP effective income tax rate" was adjusted to remove the impact from the MIAT purchase. It appears this adjustment to a GAAP effective income tax rate makes it non-GAAP. Please revise the line item to accurately describe the amount being reflected.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Keira Nakada at 202-551-3659 or Angela Lumley at 202-551-3398 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services